October 9, 2020

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Phunware, Inc.
Registration Statement on Form S-3
September 4, 2020
File No. 333-248618

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 1, 2020, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the Staff’s convenience, we have recited the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Comments and Responses:
Form S-3

General

1.     We note that you are registering up to 83,475,574 shares of common stock for resale by Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B. It appears that this may be an indirect primary offering by the company and that the selling stockholder may actually be an underwriter selling on behalf of the company. Among other factors, we note the following:

•The Series B Senior Convertible Note is not outstanding;
•The company has received a note from the selling stockholder (the Investor Note) rather than cash for the Series B Senior Convertible Note;
•The company will only receive cash payments for the Series B Senior Convertible Note when the selling stockholder decides to convert the note;
•You are registering 300% of the maximum number of shares issuable upon conversion of the notes;
•The amount you are registering is based upon an alternate conversion price of $0.8784 if there is a default rather than the current $3.00 fixed conversion price;
•The amount of shares being registered appears to represent approximately 191% of the company’s outstanding shares and 231% of the company’s outstanding shares held by non-affiliates as of June 30, 2020; and
•The selling stockholder has held the Series A Senior Convertible Note and warrant only since July 15, 2020.

Please provide us with a detailed legal analysis as to why the offering by the selling stockholder should properly be regarded as a secondary offering. If this is an indirect primary offering, tell us how you are able to register the offering as an at-the-market offering on Form S-3. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

For the reasons set forth below, the Company respectfully submits that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of Alto Opportunity Master Fund, SPC -

Division of Corporate Finance, Office of Technology
United States Securities and Exchange Commission
October 9, 2020

Segregated Master Portfolio B (“Alto”) of shares of the Company’s common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

As requested in the Staff’s comment, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Based on the Company’s consideration of the totality of the facts and circumstances of the transaction and each of the factors enumerated in Interpretation 612.09, the Company believes that the shares of common stock that the Company is proposing to register for resale by Alto (the “Shares”) are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

Factor 1: How long Alto has held the securities.

The Company notes that there is no mandatory holding period for a PIPE transaction (such as the Company’s July 2020 Private Placement of the Senior Convertible Notes and Warrant) to be characterized as a valid secondary offering. As noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. Interpretation 139.11 provides in relevant part as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days post-closing). The Company is not aware that the Staff has taken a position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The discussion above supports the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 2: The circumstances under which Alto received the securities.

Division of Corporate Finance, Office of Technology
United States Securities and Exchange Commission
October 9, 2020

The Senior Convertible Notes and Warrant were issued to Alto in an arm’s-length private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The Registration Statement is being filed by the Company to comply with its obligations under the Registration Rights Agreement by and between the Company and Alto. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering. The Company did not and will not pay commissions or fees to Alto and, other than the exercise price upon exercise of the Warrant, will not receive proceeds from the resale of the common stock by Alto.

In the Purchase Agreement, Alto made certain representations to the Company, including that (i) Alto was an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and (ii) Alto had acquired the Senior Convertible Notes and Warrant, and upon conversion of the Senior Convertible Notes and/or exercise of the Warrant, would acquire the Shares of common stock issuable upon conversion and/or exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Alto has any plan to act in concert with a third party to effect a distribution of the Shares.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of Alto that have occurred or will occur if the Registration Statement is declared effective.

Further, Alto is not acting on the Company’s behalf with respect to the registration of the Shares for resale under the prospectus and, other than the registration rights granted to Alto, the Company has no contractual relationship with Alto that would control either (a) the timing, nature, and amount of resales of the Shares; or (b) whether such Shares are ever resold under the Registration Statement. The existence of registration rights is not, in and of themselves, evidence of an intent on the part of Alto to sell its Shares, much less to sell or distribute the securities on behalf of the Company. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include: (i) some private investment funds, including Alto, are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount; and (ii) an issuer’s decision to not register its shares would prevent investors from taking advantage of market opportunities or from liquidating their investments if, for example, the investors’ convictions in their original investment decision had waned.

Additionally, Alto is also at market risk with respect to purchase of the Senior Convertible Notes and Warrant. As discussed in Interpretation 139.11, whether a private placement has been completed, and the investor is at market risk, in a PIPE transaction involving convertible securities (such as the Company’s July 2020 Private Placement of the Senior Convertible Notes and Warrant) is determined by reference to the purchase of the convertible security, rather than by reference to the underlying security. Interpretation 139.11 specifically addressed the purchase of convertible securities that converted into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities.

Alto has paid the full purchase price for the Series A Note in cash. With respect to the Series B Note, the Company respectfully disagrees with the Staff’s assertion that it is not outstanding since the Investor Note constitutes full payment in accordance with market risk standards established under Rule 144 under the Securities Act. More specifically, in order to determine whether it is appropriate to commence the holding period for a security under Rule 144, Rule 144 requires that payment has been made in full and that an investor is at market risk with

Division of Corporate Finance, Office of Technology
United States Securities and Exchange Commission
October 9, 2020

respect to the securities. Paragraph (d)(2) of Rule 144, in particular, provides the guidelines and requirements for the issuance of a promissory note in payment for a security to satisfy such “fully paid” test. In the context of payment through a promissory note, Rule 144(d)(2) provides that the note constitutes payment in full of the purchase price for a security and that such purchaser is at market risk with respect thereto provided that the note meets three conditions: (1) it provides for full recourse against the purchaser; (2) it is secured by collateral, other than the securities purchased, having a fair market value at least equal to the purchase price; and (3) it is discharged by payment in full prior to the sale of the securities.

With respect to the Series B Note, the Investor Note satisfies all three of the above conditions. Pursuant to Section 8(a) of the Investor Note, the Investor Note is a full recourse payment obligations of Alto, which, pursuant to Section 6 of the Investor Note, is secured by a security interest in cash and/or, cash equivalents (e.g., currency, notes or other securities issued by a Group of Ten country, or securities of a special purchase acquisition company that are redeemable for cash held in escrow), with a market value greater than or equal to, collectively, the $16,000,000 purchase price of the Series B Note. In addition, pursuant to Section 3(b) of the Investor Note, prior to any conversion of the Series B Note (and/or sale of the underlying shares of our common stock), Alto is required to prepay the Investor Note in an amount corresponding to the amount of the Series B Note being converted. Accordingly, the purchase of the Series B Note is “fully paid” and complete, and Alto is considered to be at market risk in accordance with the guidelines with respect thereto established under the Securities Act.

Furthermore, consistent with Interpretation 139.11 and Securities Act Rules Compliance and Disclosure Interpretations, Question 139.06 (“Interpretation 139.06”), Alto is irrevocably bound to repay the Investor Note, “subject only to the filing or effectiveness of the registration statement or other conditions outside their control.” As such, the Company respectfully disagrees with the Staff’s assertion that the Alto will only receive cash payment for the Series B Note if Alto decides to convert. Rather, Alto is obligated to repay the Investor Note (which constitutes the cash payment to the Company) subject only to conditions entirely outside Alto’s control. Alto has the right to net the Investor Note against the Series B Note only upon the occurrence of certain events over which they have no influence, namely upon an Event of Default (as defined in the Series B Notes), a Change of Control (as defined in the Series B Notes), a prohibited transfer of the Investor Note or if the conditions for mandatory prepayment of the Investor Note are not met on a specified date. The conditions for mandatory prepayment require that, on or prior to the applicable measurement date, (a) the Company’s market capitalization is at least $40 million, and a requirement that the Company have available shelf registered placement capacity equal to at least 300% of the unrestricted principal outstanding under the Senior Convertible Notes, (b) the aggregate amount of principal outstanding under the Investor Note that, together with the unrestricted principal under the Senior Convertible Notes, do not exceed the lesser of (i) $5 million and (ii) 10% of the 30 trading day market capitalization of the Company, (c) the equity conditions under the Senior Convertible Notes (including minimum price and volume thresholders) are satisfied, (d) the market price of the Company’s common stock exceeds a minimum threshold, and (e) no Event of Default then exists, all of which are outside Alto’s control. Because none of these conditions are within their control, Alto irrevocably bound to repay the Investor Note which serves as the consideration for the Series B Note, which was validly issued and is currently outstanding.

Therefore, the circumstances under which Alto received the Senior Convertible Notes and Warrant support the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 3: Alto’s relationship with the Company.

Alto has not had any other material relationship with the Company in the past three years, except for the investment by Alto in a separate Senior Secured Note issued on March 20, 2020, which was repaid with a portion of the proceeds from the sale of the Series A Note.

In addition, pursuant to the terms of the Senior Convertible Notes and Warrant, Alto does not have the right to convert any portion of such notes or exercise any portion of the Warrant, to the extent that, after giving effect to such conversion and/or exercise, Alto (together with certain related parties) would beneficially own in excess of 4.99% of the shares of our common stock outstanding immediately after giving effect to such conversion (the

Division of Corporate Finance, Office of Technology
United States Securities and Exchange Commission
October 9, 2020

“Beneficial Ownership Limitation”). The Beneficial Ownership Limitation limits the influence of Alto over the management and policies of the Company.

As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by Alto is a secondary offering and not a primary offering.

4: The amount of shares being registered.

As of October 5, 2020 the Company had 45,452,422 shares of common stock outstanding, of which 39,966,018 shares were held by persons other than affiliates of the Company. After consultation with Alto, the Company has amended the Registration Statement to reduce the number of Shares being registered for resale to 20,474,769 Shares that are issuable upon conversion of the Series A Note or exercise of the Warrant held by Alto, which would represent approximately 33% of the Company’s outstanding shares of common stock held by non-affiliates, if issued as of the date hereof. None of the Shares being registered for resale are currently outstanding, nor are they included in the amount outstanding.

In the context of convertible securities that have the potential for a significant dilutive effect on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than one-third of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. If all of the shares being registered here were sold, the shares would only represent 33% of the outstanding shares held by non-affiliates. Therefore, the Company respectfully asserts that the size of this offering does not involve such a significantly high volume of shares of common stock that would exceed the standard used by the Staff or market norms.

In light of these circumstances, we submit that the number of Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Factor 5: Whether Alto is in the business of underwriting securities.

Alto is a private investment fund. To the Company’s knowledge, Alto is not a registered broker-dealers or and affiliate of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and are not in the business of underwriting securities.

Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Shares underlying the Senior Convertible Notes and Warrant by Alto is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstance it appears that Alto is acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that Alto is acting on its own behalf, and is motivated by its own self-interests, and is not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

The sale of the Senior Convertible Notes and Warrant and registration of the underlying Shares together comprise a typical PIPE transaction consistent with published Staff interpretations, in that the sale of the Senior Convertible Notes and Warrant has been completed (resulting in Alto being at market risk with respect thereto), and the Company is obligated under the Registration Rights Agreement to register the Shares for resale within a short time period after the closing.

The Registration Statement is filed by the Company to comply with its obligations under the Registration Rights Agreement. The Company does not have an underwriting relationship with Alto, and Alto is not acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement. Alto has represented that they have acquired the Senior Convertible Notes and Warrant, and will acquire the Shares, for

Division of Corporate Finance, Office of Technology
United States Securities and Exchange Commission
October 9, 2020

its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The high fixed conversion price compared to the current trading price, in combination with the Beneficial Ownership Limitation, further support the assertion that Alto does not intend to quickly convert its entire position and sell the Shares pursuant to the Registration Statement.

Other than the investment in the Senior Secured Note issued on March 20, 2020, the Company does not have any material relationship with Alto. To the knowledge of the Company, Alto is not in the business of underwriting securities.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by Alto, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering.

Should the Staff disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

If you have any additional questions regarding the above, please contact me by phone at (512) 370-2804 or e-mail at aallemann@winstead.com. The Company will be pleased to provide any additional information that may be necessary.

Sincerely,

Alex R. Allemann

Cc:    Mr. Alan Knitowski (Chief Executive Officer, Phunware Inc.)